November 15, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: David Link

Re:                             Spherix Incorporated
            Form PRE 14A
            Filed October 15, 2013
            Form PRER 14A
            Filed November 4, 2013
            File No. 000-05576

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated November 8, 2013 (the "Comment Letter") relating to the Form PRE 14A filed October 15, 2013 and the Form PRER 14A filed on November 4, 2013 (collectively “Schedule 14A”) by Spherix Incorporated (the “Company”).

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the Staff’s comments, as set forth in the Comment Letter.

1.
We note Proposal 2 seeks authorization to issue securities in one or more non-public offerings. We further note on page 21 that, in the event such issuance of stock pursuant to the offering(s) will result in a change of control, stockholder approval for this proposal “will also constitute approval of any change of control.” Please revise to unbundle these separate issues and tell us the basis under state law for the statement that no shareholder vote will be sought regarding a change of control. Rule 14a-4(a)(3) requires that the form of proxy “shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters …”

Response:

The Company has revised its Schedule 14A to include a separate proposal seeking shareholder approval on change of control resulting from issuance of securities.

2.
We similarly note Proposal 3 seeks shareholder approval for amendments to the company’s Certificate of Incorporation, including amendments regarding an increase in authorized number of common stock and preferred stock shares and an amendment requiring indemnification of company directors, officers and agents. Please revise to unbundle the separate matters set forth in proposal 3.

Response:

The Company has revised its Schedule 14A to unbundle the two amendments to its Certificate of Incorporation as set forth in the original proposal 3.

3.
Please revise to provide the disclosure required by Schedule 14A Item 10(a)(2)(iii) for the company’s 2014 Equity Incentive Plan, set forth in Proposal 8, or advise as appropriate. Include in this revised disclosure, benefits or amounts that would have been received or allocated to outside consultants.

Response:

The Company’s board of directors has broad discretion to grant awards under the 2014 Equity Incentive Plan. Therefore, the benefits to be received by or allocated to the named executive officers, all current executive officer as a group, all current non-executive directors as a group, all employees (including all current non-executive officers) as a group and outside consultants as a group cannot be determined.

4.
We note Proposal 9 seeks “ratification of all prior corporate actions taken pursuant to stockholder approval.” It is unclear to what corporate actions you are referring. Please revise to provide complete Schedule 14A Item 20 disclosure, as appropriate, for each corporate action contemplated by this Proposal. We may have further comment.

Response:

The Company has removed this proposal from the Schedule 14A.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/Anthony Hayes
Anthony Hayes
Chief Executive Officer

cc:            Tara Guarneri-Ferrara, Esq.